BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

August 17, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd. Form 10-K for the fiscal year ended June 30, 2010 File No. 0-51336

Dear Mr. Decker:

BEFUT International Co., Ltd., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 10, 2011 to Mr. Hongbo Cao, Chief Executive Officer of the Company, with respect to the Form 10-K for the Year Ended June 30, 2010 (the “2010 10-K”) filed on September 28, 2010.   The text of the Staff’s comment is set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 2010 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

Item 15.  Exhibits and Financial Statement Schedules
General

1.
We note your response to comment two from our letter dated July 25, 2011  We did not have any concerns regarding the proposed presentation of your parent only balance sheets and statements of income (loss) as presented in your July 7, 2011 response letter.  Therefore, we do not understand the nature of the changes to these proposed statements as presented in your August 3, 2011 response letter.  Comment two from our letter dated July 25, 2011 pertained solely to the presentation of your parent only cash flow statement.  It appears that the majority of the net income attributable to the parent company for the years ended June 30, 2011 and 2010 is due to equity in income of subsidiaries.  You have previously told us in prior response letters that cash flows generated by Dalian Befut are maintained in the custody of Dalian Befut as working capital instead of in the custody of BEFUT International Co., Ltd.  Therefore, we would expect that all equity in income of subsidiaries earned by the parent would be included in the “net income” starting point of your parent only cash flow statements.  We would then expect that any non-cash portion of equity in income of subsidiaries earned by the parent would be shown as a separate adjustment to reconcile net income to net cash provided by provided by operating activities.  We would also expect that any actual cash investments made in your contractual consolidated subsidiaries or cash dividends received from contractual consolidated subsidiaries would be reflected in the investing activities section of your parent only cash flow statements accordingly.  Furthermore, to the extent that you believe the proposed presentation of your parent only balance sheets and statements of income (loss) as presented in July 7, 2011 response is accurate, please confirm to us that you plan to use that presentation in your amended filing.  If you believe that the proposed presentation of your parent only balance sheets and statements of income (loss) as presented in your August 3, 2011 response is accurate, please more fully explain each of the reasons for the changes in your presentation and what these changes are intended to represent.

Response:  In response to the Staff’s comment, the Company will revise its parent only cash flow statements in the Notes to the consolidated financial statements for the year ended June 30, 2010.   The Company confirms that the proposed presentation of its parent only balance sheets and statements of income (loss) as presented in its response letter dated July 7, 2011 to the Staff is accurate, and the Company will use such presentation in its amended filing of the 2010 10-K. The proposed parent only financial statements will read as follows:

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets:
Due from intercompany	107,234	500,000
Total current assets	107,234	500,000

Investment in contractual consolidated subsidiaries	39,447,981	34,288,227

Total assets	$39,555,215	$34,788,227

Liabilities and stockholders' equity
Current liabilities:
Accrued expenses	$100,000	$114,671
Loans from unrelated party	370,000	-
Convertible notes payable	-	500,000
Other current liabilities	59,573	-
Total current liabilities	529,573	614,671

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized,	-	-
no shares issued or outstanding
Common stock, $0.001 par value, 200,000,000 shares authorized,	29,716	29,488
29,715,666 and 29,488,341 shares issued and outstanding at
Jun 30, 2010 and 2009, respectively
Additional paid-in capital	21,838,047	21,708,275
Retained earnings	14,991,346	10,479,170
Accumulated other comprehensive income	2,166,533	1,956,623
Total stockholders’ equity	39,025,642	34,173,556

Total liabilities and stockholders' equity	$39,555,215	$34,788,227

See Notes to Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Income (Loss)

	For the Years Ended June 30,
	2010	2009

Sales	$-	$-

Cost of sales	-	-

Gross profit	-	-

Operating expenses
General and administrative expenses	307,668	538,192
Total operating expenses	307,668	538,192

Income before provision for income taxes	(307,668)	(538,192)

Provision for income taxes	-	-

Equity in income of subsidiaries	4,512,176	2,259,413

Net income	$4,204,508	$1,721,221

See Notes to Condensed Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Cash Flows

For the Year Ended
June 30, 2010
Cash flows from operating activities:
Net Income	$4,204,508
Adjustments to reconcile net income to net cash	-
Provided by (used in) operating activities:
Equity in income of subsidiaries	(4,512,176)
Changes in current assets and current liabilities:
Due from intercompany	392,766
Other current assets	-
Accrued expenses	(14,671)
Other current liabilities	59,573
Total adjustments	(4,074,508)
Net cash provided by operating activities	130,000

Cash flows from investing activities:
Investment in contractual consolidated subsidiaries	(439,071)
Net cash used in investing activities	(439,071)

Cash flows from financing activities:
Convertible notes payable	(500,000)
Loans from unrelated parties	370,000
net proceeds from issuance of common stock	228
Additional paid-in capital	129,772
Net cash used in financing activities	-

Effect of foreign currency translation on cash	309,071

Net increase in cash and cash equivalents	-

Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$-

See Notes to Financial Statements.

*          *          *

If the Commission has any questions or further comments with respect to the 2010 10-K, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours, /s/ Hongbo Cao_______________ Hongbo Cao Chief Executive Officer